UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

SOLTA MEDICAL, INC.

(Name of Subject Company)

SOLTA MEDICAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83438K103

(CUSIP Number of Class of Securities)

Mark M. Sieczkarek

Chairman of the Board,

President and Chief Executive Officer

Solta Medical, Inc.

25881 Industrial Boulevard

Hayward, California 94545

(510) 782-2286

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Daniel J. Winnike, Esq.

Kris S. Withrow, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Solta Medical, Inc., a Delaware corporation (the “Company”), initially filed on December 23, 2013 and amended on January 13, 2014 and January 15, 2014 (as amended, the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the tender offer by Sapphire Subsidiary Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“Parent”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”), to purchase all the shares of common stock of the Company, par value $0.001 per share (each, a “Share”), that are issued and outstanding, at a price of $2.92 per Share in cash, without interest (the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”), which were filed with the Initial Schedule 14D-9 and incorporated by reference as Exhibits (a)(1)(A) and (a)(1)(B) thereto, and are incorporated by reference herein. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of such Item 8:

“The Offer expired at 12:00 midnight, New York City time, on January 23, 2014 (one minute after 11:59 P.M. New York City time, on January 22, 2014). Purchaser and Parent have been advised by American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), that, as of the expiration of the Offer, a total of 68,819,968 Shares had been validly tendered into and not withdrawn pursuant to the Offer, representing approximately 85% of the outstanding Shares as of 12:00 midnight, New York City time, on January 23, 2014. Additionally, the Depositary has advised Parent and the Purchaser that an additional 3,310,396 Shares had been tendered by notice of guaranteed delivery, representing approximately 4% of the outstanding Shares at such time. The Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Following the purchase of Shares in the Offer, the Purchaser has sufficient voting power to approve the Merger without the affirmative vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. Accordingly, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, the Purchaser and Parent intend to consummate the Merger as promptly as practicable in accordance with the terms of the Merger Agreement and without a vote by the Company’s stockholders to adopt the Merger Agreement or consummate the Merger in accordance with Section 251(h) of the DGCL. No other action by the Company’s stockholders will be required pursuant to Delaware law or otherwise. At the Effective Time, each outstanding Share (other than (i) Dissenting Shares, if any, (ii) Shares that are owned by Valeant, Parent or the Purchaser or any other direct or indirect subsidiary of Valeant or Parent and (iii) Shares that are owned by the Company or any of the Company’s direct or indirect wholly owned subsidiaries) will be converted into the right to receive an amount per Share equal to the Offer Price, less any applicable withholding taxes. All Shares that are converted into the right to receive the Offer Price will be canceled and cease to exist. Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the Nasdaq Marketplace and deregistered under the Exchange Act.

On January 23, 2014, Valeant issued a press release announcing the expiration and results of the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2014	SOLTA MEDICAL, INC.

	By:	/s/ Mark M. Sieczkarek
Mark M. Sieczkarek
Chairman of the Board, President and Chief Executive Officer

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